Exhibit 99.1

Source: B. Riley Capital Management

B. Riley Capital Management Proposes Acquisition of United Online for $185 Million

LOS ANGELES – November 18, 2015 – B. Riley Capital Management, LLC, a unit of B. Riley Financial, Inc. (NASDAQ: RILY), has proposed a negotiated transaction to the board of directors of United Online, Inc. (NASDAQ: UNTD) to acquire all of its outstanding shares for $12.50 per share.

As of November 17, 2015, B. Riley Capital Management and its affiliates beneficially owned approximately 7.9% of the outstanding shares of United Online, a provider of consumer services and products over the Internet.

“Our proposal provides United Online shareholders immediate liquidity at a time of tremendous uncertainty, including the recent departure of the company’s CEO,” said Bryant Riley, CEO of B. Riley Capital Management. “Given our longstanding history with and deep knowledge of United’s business, we are in a position to quickly effect the transaction.”

“This proposal is consistent with our long-term strategy to make opportunistic, accretive acquisitions, where we can leverage the capabilities of the B. Riley Financial platform, which includes B. Riley & Co. LLC, our investment bank, and Great American Group, our business advisory unit,” added Riley.

Additional details of the proposal are available in a Schedule 13D filed with the U.S. Security and Exchange Commission here.

About B. Riley Capital Management, LLC.

B. Riley Capital Management, LLC is an SEC Registered Investment Advisor and a wholly owned subsidiary of B. Riley Financial, Inc. (NASDAQ: RILY). B. Riley Capital Management, LLC includes B. Riley Asset Management, a provider of investment products to institutional and high net worth investors, and B. Riley Wealth Management (formally MK Capital Advisors), a multi-family office practice and wealth management firm focused on the needs of ultra-high net worth individuals and families; and Great American Capital Partners, a provider of senior secured loans and second lien secured loan facilities to middle market public and private U.S. companies.

Forward-Looking Statements

This press release may contain forward-looking statements by B. Riley Financial that are not based on historical fact, including, without limitation, statements containing the words "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions and statements. Such forward looking statements include, but are not limited to, express or implied statements regarding future financial performance, as well as statements regarding how management sees opportunities to grow and broaden the firm. Because these forward-looking statements involve known and unknown risks and uncertainties, there are important factors that could cause actual results, events or developments to differ materially from those expressed or implied by these forward-looking statements. Such factors include our ability to successfully integrate recent acquisitions, loss of key personnel, our ability to manage growth, the potential loss of financial institution clients, the timing of completion of significant engagements, and those risks described from time to time in B. Riley Financial's filings with the SEC, including, without limitation, the risks described in B. Riley Financial's (f/k/a Great American Group, Inc.) Annual Report on Form 10-K for the year ended December 31, 2014 under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. All information is current as of the date this press release is issued, and B. Riley Financial undertakes no duty to update this information.

Company Contact:

Bryant Riley
B. Riley Capital Management, LLC
brriley@brileyco.com
310-966-1445